UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO § 240.13d-1(a) AND AMENDMENTS

THERETO FILED PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Vantiv, Inc.

(Name of Issuer)

Class A Common Stock, $0.00001 Par Value Per Share

(Title of Class of Securities)

92210H105

(CUSIP Number)

Fifth Third Bancorp

38 Fountain Square Plaza

Cincinnati, Ohio 45263

Tel No.: (513) 534-3719

Attention: H. Samuel Lind, Senior Vice President and Associate General Counsel

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 9, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92210H105

1.	Names of reporting persons Fifth Third Bancorp 31-0854434
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☒
6.	Citizenship or place of organization Ohio

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 15,264,183 (See Item 5)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 15,264,183 (See Item 5)

11.	Aggregate amount beneficially owned by each reporting person 15,264,183 (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 8.6%(1) (See Item 5)
14.	Type of reporting person (see instructions) HC

(1)	This calculation is based on 162,031,218 shares of Class A common stock (“Class A Shares”) and 35,042,826 shares of Class B Shares common stock (“Class B Shares”) outstanding as of March 31, 2017, as reported in the Issuer’s Form 10-Q for the quarter ended March 31, 2017 (the “10-Q”), but additionally gives effect to (i) the exchange by Fifth Third Bank of 19,790,000 Class B units of the Issuer into Class A Shares, effected as described in Item 4 of the Initial Statement (as defined below), which by operation of the Exchange Agreement and the Issuer’s certificate of incorporation also resulted in the cancellation of 19,790,000 Class B Shares held by Fifth Third Bank (such exchange and cancellation, the “Class B Exchange and Cancellation”) and (ii) the Purchase (as defined below).

CUSIP No. 92210H105

1.	Names of reporting persons Fifth Third Bank 31-0676865
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Ohio

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 15,264,183 (See Item 5)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 15,264,183 (See Item 5)

11.	Aggregate amount beneficially owned by each reporting person 15,264,183 (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 8.6%(1) (See Item 5)
14.	Type of reporting persons (see instructions) BK

(1)	This calculation is based on 162,031,218 Class A Shares and 35,042,826 Class B Shares outstanding as of March 31, 2017, as reported in the 10-Q, but additionally gives effect to the Class B Exchange and Cancellation and the Purchase.

CUSIP No. 92210H105

1.	Names of reporting persons The Retirement Corporation of America 31-1253377
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Ohio

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 271
	9.	Sole dispositive power 0
	10.	Shared dispositive power 271

11.	Aggregate amount beneficially owned by each reporting person 15,264,183 (See Item 5)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 8.6%(1) (See Item 5)
14.	Type of reporting persons (see instructions) IA

(1)	This calculation is based on 162,031,218 Class A Shares and 35,042,826 Class B Shares outstanding as of March 31, 2017, as reported in the 10-Q, but additionally gives effect to the Class B Exchange and Cancellation and the Purchase.

This Amendment No. 8 to the Statement on Schedule 13D (this “Amendment No. 8”) relates to the Class A common stock, $0.00001 par value per share (“Class A Shares”), of Vantiv, Inc. (“Vantiv” or the “Company”), a Delaware corporation, and amends the initial statement on Schedule 13D filed by Fifth Third Bancorp, an Ohio corporation (“Bancorp”), Fifth Third Bank, an Ohio banking corporation (“FTB” and, together with Bancorp and The Retirement Corporation of America, an Ohio corporation and a wholly owned subsidiary of Fifth Third Bank (“RCA”), the “Reporting Persons”), and FTPS Partners, LLC, a Delaware limited liability company, with the Securities and Exchange Commission (the “SEC”) on April 2, 2012, as amended by Amendment No. 1 to the initial statement, filed by Bancorp, FTB and FTPS Partners, LLC with the SEC on December 14, 2012, Amendment No. 2 to the initial statement, filed by Bancorp and FTB with the SEC on May 17, 2013, Amendment No. 3 to the initial statement, filed by Bancorp and FTB with the SEC on August 9, 2013, Amendment No. 4 to the initial statement, filed by Bancorp and FTB with the SEC on June 2, 2014, Amendment No. 5 to the initial statement, filed by Bancorp and FTB with the SEC on December 30, 2015, Amendment No. 6 to the initial statement, filed by Bancorp and FTB with the SEC on December 2, 2016, Amendment No. 7 to the initial statement, filed by the Reporting Persons with the SEC on August 8, 2017 (the initial statement, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7 together, the “Initial Statement”). Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in the Initial Statement.

Item 2.	Identity and Background.

Information regarding the executive officers and directors of the Reporting Persons is hereby amended by replacing Exhibit A to the Initial Statement in its entirety with Exhibit A attached hereto.

Item 4.	Purpose of Transaction.

The nineteenth paragraph under Item 4 of the Initial Statement is hereby supplemented by adding the following sentences to the end thereof:

“On August 9, 2017, pursuant to Rule 2.7 under the City Code on Takeovers and Mergers, the Issuer publicly announced its firm offer to acquire (the “Worldpay Acquisition”) the entire issued and to be issued share capital of Worldpay Group plc, a public limited company organized under the laws of England and Wales and listed on the London Stock Exchange for cash and Class A Shares. The Issuer has disclosed that the issuance of Class A Shares in connection with the Worldpay Acquisition (the “Share Issuance”) will require the approval of the holders of the Issuer’s common stock. Based on the information currently made available to them, Bancorp and FTB presently intend to vote all of the shares of Class B common stock of the Issuer that they hold at the time of the Issuer’s stockholder vote in favor of the Share Issuance. Bancorp and FTB reserve the right to revisit their voting intention with respect to the Share Issuance prior to the stockholder vote on the Share Issuance for any reason, including, without limitation, in the event of any change in the terms of the Worldpay Acquisition.”

The twentieth paragraph under Item 4 of the Initial Statement is hereby supplemented by adding the following sentence to the end of the first bullet under such paragraph:

“The closing of the Purchase (as such term is defined in Amendment No. 7 to the Initial Statement) (the “Purchase”) occurred on August 9, 2017.”

The twentieth paragraph under Item 4 of the Initial Statement is hereby supplemented by adding the following sentence to the end of the fifth bullet under such paragraph:

“The Class B Director resigned from the board of directors of the Issuer effective as of the closing of the Purchase on August 9, 2017.”

Item 5.	Interest in Securities of the Issuer.

Paragraphs (a)–(d) of Item 5 of the Initial Statement are hereby replaced in their entirety as follows:

“(a) None of the Reporting Persons currently owns any issued and outstanding shares of Class A common stock of Vantiv for their own account; however, as of August 9, 2017, (i) FTB exercises investment and voting discretion over 11,086 shares of Class A common stock of Vantiv in its trust, investment, banking, advisory and fiduciary capacities for the account of its customers and (ii) RCA exercises investment and voting discretion over 271 shares of Class A common stock of Vantiv in its advisory and fiduciary capacities for the account of its customers. FTB, as a corporate parent of RCA, may be deemed to share with RCA the power to vote and the power to dispose of the Customer Account Shares over which RCA exercises investment and voting discretion, and Bancorp, as a corporate parent of each of FTB and RCA, may be deemed to share with FTB and RCA, respectively, the power to vote and the power to dispose of the Customer Account Shares over which FTB or RCA exercises investment and voting discretion. As a result of the foregoing and Bancorp’s and FTB’s ownership of Class B units of Holding and Bancorp’s and FTB’s Exchange Right: Bancorp and FTB beneficially own approximately 8.6% of the Class A common stock of Vantiv, and RCA beneficially owns less than 0.1% of the Class A common stock of Vantiv.

Bancorp beneficially owns 15,252,826 Class B units of Holding, consisting of 15,252,826 Class B units of Holding held by FTB, which represent approximately 8.6% of the outstanding units of Holding. FTB beneficially owns 15,252,826 Class B units of Holding, consisting of 15,252,826 Class B units of Holding held directly by FTB, which represent approximately 8.6% of the outstanding units of Holding. The percentage calculations in this Item 5(a) are based on (i) 162,031,218 shares of Class A common stock and 35,042,826 shares of Class B common stock of the Issuer outstanding as of March 31, 2017, as reported in the Issuer’s Form 10-Q for the quarter ended March 31, 2017 (the “10-Q”), and (ii) 35,042,826 Class B units of Holding outstanding as of March 31, 2017, as reported in the 10-Q, but additionally gives effect to (i) the exchange by Fifth Third Bank of 19,790,000 Class B units of the Issuer into Class A Shares, effected as described in Item 4 of the Initial Statement, which by operation of the Exchange Agreement and the Issuer’s certificate of incorporation also resulted in the cancellation of 19,790,000 Class B Shares held by Fifth Third Bank and (ii) the Purchase.

Other than as provided above or set forth in Exhibit H, neither the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Exhibit A, owns or has any right to acquire, directly or indirectly, any shares of the Class A common stock of Vantiv.

(b) Bancorp and FTB share or, with respect to Customer Account Shares, may be deemed to share, the power to vote or to direct the vote and to dispose or direct the disposition of all shares of Class A common stock of Vantiv indicated in Item 5(a) above. RCA has, and may be deemed to share with Bancorp and FTB, the power to vote or to direct the vote and to dispose or direct the disposition of all of the 271 shares of Class A common stock of Vantiv held in its advisory and fiduciary capacities for the account of its customers.

(c) Other than for open market purchases and sales of shares of Class A common stock of the Issuer for the account of, and deposits of Customer Account Shares by, (i) FTB’s customers effected or held by FTB in its trust, investment, banking, advisory and fiduciary capacities and (ii) RCA’s customers effected or held by RCA in its advisory and fiduciary capacities, in each case as described on Exhibit S hereto, none of the Reporting Persons, nor, to the best of the Reporting Persons’ knowledge, any of the persons listed in Exhibit A hereto, has effected any transaction that may be deemed to be a transaction in the Class A common stock of Vantiv since the filing of Amendment No. 7 to the Initial Statement.

(d) Other than (with respect to the Customer Account Shares) for the customers on whose behalf such shares of Class A common stock of the Issuer are held by the Reporting Persons, which customers may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Class A common stock of Vantiv, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A common stock of the Issuer that may be deemed to be beneficially owned by the Reporting Persons as provided for herein. No such customer is known to have such right or power with respect to more than five percent of the Class A common stock of the Issuer.”

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Initial Statement is hereby amended and supplemented as follows:

Exhibit	Description

Exhibit A	Directors and Executive Officers of Fifth Third Bancorp, Fifth Third Bank and The Retirement Corporation of America

Exhibit H	Beneficial Ownership of Vantiv, Inc. securities by Bancorp, FTB and RCA Directors and Executive Officers

Exhibit S	Transactions in Class A common stock

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 9, 2017

Fifth Third Bancorp

By:	/s/ James C. Leonard
Name:	James C. Leonard
Title:	Executive Vice President and Treasurer

Fifth Third Bank

By:	/s/ James C. Leonard
Name:	James C. Leonard
Title:	Executive Vice President and Treasurer

The Retirement Corporation of America

By:	/s/ Daniel Kiley
Name:	Daniel Kiley
Title:	President

Exhibit A

DIRECTORS AND EXECUTIVE OFFICERS OF FIFTH THIRD BANCORP, FIFTH THIRD BANK AND THE RETIREMENT CORPORATION OF AMERICA

The following tables set forth the name and present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, and citizenship of each director and executive officer of Fifth Third Bancorp, Fifth Third Bank and The Retirement Corporation of America. The business address of each such person whose principal occupation or employment is with Fifth Third Bancorp or Fifth Third Bank is c/o Fifth Third Bancorp at 38 Fountain Square Plaza, Cincinnati, Ohio 45263.

DIRECTORS OF FIFTH THIRD BANCORP	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND PRINCIPAL BUSINESS AND BUSINESS ADDRESS	CITIZENSHIP
Marsha C. Williams, Chair	Former Senior Vice President and CFO, Orbitz Worldwide, Inc. 500 Port Republic St. Beaufort, SC 29902	United States

Greg D. Carmichael	President & CEO, Fifth Third Bancorp 38 Fountain Square Plaza Cincinnati, Ohio 45263	United States

Nicholas K. Akins	Chairman, President and Chief Executive Officer, American Electric Power 6 Highgrove Farms New Albany, OH 43054	United States

B. Evan Bayh III	Partner, McGuire Woods LLP 2001 K Street Suite 400 Washington, DC 20006-1040	United States

Jorge L. Benitez	Former CEO, U.S. and Senior Managing Director (North America), Accenture 151 Fiesta Way Ft. Lauderdale, FL 33301	United States

Katherine B. Blackburn	Executive Vice President, Cincinnati Bengals, Inc. One Paul Brown Stadium Cincinnati, OH 45202	United States

Emerson L. Brumback	Former President and COO, M&T Bank 13635 Carnoustie Circle Dade City, FL 33525	United States

Jerry W. Burris	Former CEO and President, Associated Materials Group, Inc. 715 Club Drive Aurora, OH 44202	United States

Gary R. Heminger	President and CEO, Marathon Petroleum Corporation 539 South Main Street Findlay, OH 45840	United States

DIRECTORS OF FIFTH THIRD BANCORP	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND PRINCIPAL BUSINESS AND BUSINESS ADDRESS	CITIZENSHIP
Jewell D. Hoover	Principal and bank consultant, Hoover and Associates, LLC 3018 Kings Manor Drive Matthews, NC 28104	United States

Eileen A. Mallesch	Former Senior Vice President and CFO, Nationwide Property & Casualty Segment, National Mutual Insurance Company 1217 Sanctuary Place Gahanna, Ohio 43230	United States

Michael B. McCallister	Former Chairman of the Board of Directors and CEO, Humana Inc. 8644 N. Morning Glory Rd. Paradise Valley, AZ 85253	United States

EXECUTIVE OFFICERS OF FIFTH THIRD BANCORP	PRESENT PRINCIPAL OCCUPATION	CITIZENSHIP
Greg D. Carmichael	President & Chief Executive Officer, Fifth Third Bancorp	United States

Lars C. Anderson	Executive Vice President and Chief Operating Officer, Fifth Third Bancorp	United States

Frank R. Forrest	Executive Vice President & Chief Risk Officer, Fifth Third Bancorp	United States

Mark D. Hazel	Senior Vice President & Controller, Fifth Third Bancorp	United States

Aravind Immaneni	Executive Vice President & Chief Operations and Technology Officer, Fifth Third Bancorp	United States

James C. Leonard	Executive Vice President & Treasurer, Fifth Third Bancorp	United States

Philip R. McHugh	Executive Vice President, Fifth Third Bancorp	United States

Jelena McWilliams	Executive Vice President, Chief Legal Officer and Corporate Secretary	United States

Timothy Spence	Executive Vice President & Chief Strategy Officer, Fifth Third Bancorp	United States

Teresa J. Tanner	Executive Vice President & Chief Administrative Officer, Fifth Third Bancorp	United States

Tayfun Tuzun	Executive Vice President & Chief Financial Officer, Fifth Third Bancorp	United States

DIRECTORS OF FIFTH THIRD BANK	PRESENT PRINCIPAL OCCUPATION	CITIZENSHIP
Marsha C. Williams, Chair	Former Senior Vice President and CFO, Orbitz Worldwide, Inc. 500 Port Republic Street Beaufort, SC 29902	United States

Greg D. Carmichael	President & CEO, Fifth Third Bancorp 38 Fountain Square Plaza Cincinnati, Ohio 45263	United States

Nicholas K. Akins	Chairman, President and Chief Executive Officer, American Electric Power 6 Highgrove Farms New Albany, OH 43054	United States

B. Evan Bayh III	Partner, McGuire Woods LLP 2001 K Street Suite 400 Washington, DC 20006-1040	United States

Jorge L. Benitez	Former CEO, U.S. and Senior Managing Director (North America), Accenture 151 Fiesta Way Ft. Lauderdale, FL 33301	United States

Katherine B. Blackburn	Executive Vice President, Cincinnati Bengals, Inc. One Paul Brown Stadium Cincinnati, OH 45202	United States

Emerson L. Brumback	Former President and COO, M&T Bank 13635 Carnoustie Circle Dade City, FL 33525	United States

Jerry W. Burris	Former CEO and President, Associated Materials Group, Inc. 715 Club Drive Aurora, OH 44202	United States

Gary R. Heminger	President and CEO, Marathon Petroleum Corporation 539 South Main Street Findlay, OH 45840	United States

Jewell D. Hoover	Principal and bank consultant, Hoover and Associates, LLC 3018 Kings Manor Drive Matthews, NC 28104	United States

Eileen A. Mallesch	Former Senior Vice President and CFO, Nationwide Property & Casualty Segment, National Mutual Insurance Company 1217 Sanctuary Place Gahanna, Ohio 43230	United States

Michael B. McCallister	Former Chairman of the Board of Directors and CEO, Humana Inc. 8644 N. Morning Glory Rd. Paradise Valley, AZ 85253	United States

EXECUTIVE OFFICERS OF FIFTH THIRD BANK	PRESENT PRINCIPAL OCCUPATION	CITIZENSHIP
Greg D. Carmichael	President & Chief Executive Officer, Fifth Third Bancorp	United States

Lars C. Anderson	Executive Vice President and Chief Operating Officer, Fifth Third Bancorp	United States

Frank R. Forrest	Executive Vice President & Chief Risk Officer, Fifth Third Bancorp	United States

Mark D. Hazel	Senior Vice President & Controller, Fifth Third Bancorp	United States

Aravind Immaneni	Executive Vice President & Chief Operations and Technology Officer, Fifth Third Bancorp	United States

James C. Leonard	Executive Vice President & Treasurer, Fifth Third Bancorp	United States

Philip R. McHugh	Executive Vice President, Fifth Third Bancorp	United States

Jelena McWilliams	Executive Vice President, Chief Legal Officer and Corporate Secretary	United States

Timothy Spence	Executive Vice President & Chief Strategy Officer, Fifth Third Bancorp	United States

Teresa J. Tanner	Executive Vice President & Chief Administrative Officer, Fifth Third Bancorp	United States

Tayfun Tuzun	Executive Vice President & Chief Financial Officer, Fifth Third Bancorp	United States

DIRECTORS OF THE RETIREMENT CORPORATION OF AMERICA	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND PRINCIPAL BUSINESS AND BUSINESS ADDRESS	CITIZENSHIP
Christopher Bell	Managing Director, National Private Bank, Sr VP 38 Fountain Sq. Plaza., Cincinnati OH 45263	United States

Daniel Kiley	President, Retirement Corp of America, Sr. VP 10300 Alliance Rd Ste 100, Cincinnati OH 45242	United States

Susan Vogel-Vanderson	Chief Fiduciary Officer and Dir, Bus Control, Sr. VP 111 Lyon St., N. W. Grand Rapids, MI 49503	United States

Michael Butera	Head of Retail Banking, EVP 38 Fountain Sq. Plaza., Cincinnati OH 45263	United States

Philip McHugh	Head of Consumer Bank, EVP 38 Fountain Sq. Plaza., Cincinnati OH 45263	United States

Robert Moeddel	Line of Business CFO II, Sr. VP 38 Fountain Sq. Plaza., Cincinnati OH 45263	United States

Lori Frischer	Director, Private Bank Solutions, VP 38 Fountain Sq. Plaza., Cincinnati OH 45263	United States

Jonathan Reynolds	Managing Director, IMG and CIO, Sr. VP 38 Fountain Sq. Plaza., Cincinnati OH 45263	United States

EXECUTIVE OFFICERS OF THE RETIREMENT CORPORATION OF AMERICA	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND PRINCIPAL BUSINESS AND BUSINESS ADDRESS	CITIZENSHIP
Daniel Kiley	President, Retirement Corp of America, Sr. VP 10300 Alliance Rd Ste 100, Cincinnati OH 45242	United States

Christopher Bell	Managing Director, National Private Bank, Sr VP 38 Fountain Sq. Plaza., Cincinnati OH 45263	United States
Robert Moeddel	Line of Business CFO II, Sr. VP 38 Fountain Sq. Plaza., Cincinnati OH 45263	United States

Todd Dornheggen	Sr. Finance Manager, VP 38 Fountain Sq. Plaza., Cincinnati OH 45263	United States

Lori Frischer	Director, Private Bank Solutions, VP 38 Fountain Sq. Plaza., Cincinnati OH 45263	United States

Chris Kiley	RCA Advisory Services GM &TL, VP 10300 Alliance Rd Ste 100, Cincinnati OH 45242	United States

Lionel Bey	RCA, Director Portfolio Mgmt and Research, VP 10300 Alliance Rd Ste 100, Cincinnati OH 45242	United States

Nick Brandt	Lead Marketing Database Analyst, Officer 38 Fountain Sq. Plaza., Cincinnati OH 45263	United States

Exhibit H

BENEFICIAL OWNERSHIP OF VANTIV, INC. SECURITIES BY

DIRECTORS AND EXECUTIVE OFFICERS OF FIFTH THIRD BANCORP, FIFTH THIRD BANK AND THE RETIREMENT CORPORATION OF AMERICA

Daniel Kiley, President of RCA, may be deemed to have beneficial ownership over 229 Class A Shares held by RCA on behalf of him and his spouse in a discretionary account.

Exhibit S

Transactions in Class A Common Stock

Name	Transaction Date	Settlement Date	Sale/Deposit	No. of Shares	Unit Price	Trade Amount
Fifth Third Bank	N/A	August 8, 2017	Deposit*	335	$ 65.06	N/A
Lori Frischer^	August 8, 2017	August 11, 2017	Sale	180	$ 65.27	$ 11,748.62

* Deposit of Customer Account Shares by customer.

^ Director, Private Bank Solutions, and Vice President of RCA